UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended: December 31, 2021

GRASS QOZF, Inc.

(Exact name of issuer as specified in its charter)

Nevada	84-2497994
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

204 WEST SPEAR STREET, #3861

CARSON CITY, NEVADA 89703

(Full mailing address of principal executive offices)

(775) 886-0802

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this Semi-Annual Report on Form 1-SA. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of. Please see the notes to our Financial Statements for information about our Significant Accounting Policies and Recent Accounting Pronouncements.

General

We, through our wholly-owned subsidiary, RAGSS, will concentrate our early operations on the identification, acquisition and development or redevelopment of properties located within “qualified opportunity zones.” At least 90% of our assets will initially consist of qualified opportunity zone property, which will enable us to be classified as a “qualified opportunity fund.” Because we will be a qualified opportunity fund, certain investors in the Company will be eligible for favorable capital gains tax treatment on their investments.

RAGSS owns 100% of SAMSARG, which intends to offer FAA certified aircraft maintenance, repair and overhaul capabilities to the private sector and government aircraft industries through a hanger which has commenced construction at the Silver Springs Regional Airport in Nevada. Initial investments in the Company are expected to consist of purchasing the remaining equity interests of SAMSARG and Sierra, financing the construction of the hanger through SAMSARG and providing economic development to properties located in “qualified opportunity zones” in Northern Nevada, primarily, Silver Springs, Reno, and Fernley. The primary business of RAGSS is in alignment with SAMSARG and Sierra, in addition, expansion capability to invest in additional qualified businesses. RAGSS is currently focused on investing in qualified businesses such as SAMSARG, Sierra, General Aviation Hangars, Software Development and Sales, and other potential qualified businesses that RAGSS may wish to pursue. It is our intent for RAGSS derive revenue from SAMSARG on a consolidated basis as its wholly-owned subsidiary.

RAGSS also owns 45% of Sierra, which is engaged in development of proprietary software applications that facilitate secure handling of electronic digital data and files for required contract reporting stipulations, inventory source tracking, logistics, logging, etc. Sierra is developing software to meet government contract requirements to track and verify chain of custody from “creation/initiation to installation” of each unit utilized/installed under the contract. It is our intent for RAGSS to own 100% of Sierra and RAGSS will derive revenue from Sierra on a consolidated basis as its wholly-owned subsidiary.

Our management will manage our day-to-day operations and RAGSS management will manage our portfolio of investments. RAGSS management also has the authority to make all of the decisions regarding its investments, subject to the direction and oversight of our management. SAMSARG management will manage SAMSARG subject to oversight of RAGSS management. Sierra management will manage Sierra subject to oversight of RAGSS management.

We intend to concentrate our early operations on the identification, acquisition and development or redevelopment of properties located within “qualified opportunity zones.” At least 90% of our assets will initially consist of qualified opportunity zone properties, which will enable us to be classified as a “qualified opportunity fund.” Because we will be a qualified opportunity fund, certain investors in our company will be eligible for favorable capital gains tax treatment on their investments. We cannot assure you that we will attain our investment objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, RAGSS management will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. We may, at any time and without stockholder approval, cease to be a qualified opportunity fund and acquire assets that do not qualify as qualified opportunity zone investments.

2

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in aviation, many of which have greater financial resources and lower costs of capital available to them than we have. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Results of Operations for the Six Months Ended December 31, 2021

For the six months ended December 31, 2021, we earned $8,650 and incurred operating expenses of $584,659. We earned $355 of other income and incurred $52,998 of other expenses. We incurred professional fees of $127,068 and payroll expenses of $273,441. As a result, we incurred a loss from operations of $576,659 for the six months ended December 31, 2021.

During the six months ended December 31, 2021, we had a loss before income tax benefit and non-controlling interest of $628,652.

Results of Operations for the Six Months Ended December 31, 2020

For the six months ended December 31, 2020, we earned no operating revenues and incurred operating expenses of $468,426. We incurred professional fees of $154,377 and payroll expenses of $157,659. As a result, we incurred a loss from operations of $468,426 for the six months ended December 31, 2020.

During the six months ended December 31, 2020, we had a loss before income tax benefit and non-controlling interest of $469,116.

Liquidity and Capital Resources for the Six Months Ended December 31, 2021

At December 31, 2021, we had a cash balance of $3,490,975. Our working capital at December 31, 2021 was $3,492,408.

For the six months ended December 31, 2021, we incurred a net loss of $726,970. Net cash used in operating activities was $174,560 for the six months ended December 31, 2021.

We are dependent upon the net proceeds from our current offering to conduct our proposed operations. We will obtain the capital required to purchase new investments and conduct our operations from the proceeds of our current offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any funds from our operations. If we are unable to raise the maximum amount of gross offering proceeds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered entity, regardless of whether we are able to raise substantial funds in our current offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make additional investments.

Further, we will have certain fixed operating expenses, including certain expenses as a publicly offered entity, regardless of whether we are able to raise substantial funds in our current offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make additional investments.

3

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our management. During our organization and offering stage, these payments will include payments for reimbursement of certain organization and offering expenses. During our acquisition and development stage, we may enter into agreements with our management pursuant to which we may make payments to our management in connection with the management of the Company and costs incurred by our management and its affiliates in providing services to us. In addition, we will be required to pay certain fees and expenses to third-party administrative and processing agents for administrative and processing services in connection with our current offering.

On December 26, 2019, RAGSS entered into a Revolving Line of Credit Note with Sierra pursuant to which RAGSS agreed to lend to Sierra a principal amount of up to $350,000 at 0.75% simple interest payable monthly on any unpaid principal. Maturity dates on any advances are 36 months from each advance. Advances under the note are secured by any contracts Sierra negotiates using advances from the note.

Liquidity and Capital Resources for the Six Months Ended December 31, 2020

At December 31, 2020, we had a cash balance of $250,730. Our working capital at December 31, 2020 was $250,730.

For the six months ended December 31, 2020, we incurred a net loss of $422,379. Net cash used in operating activities was $440,265 for the six months ended December 31, 2020.

Market Outlook — Aircraft MRO Industry

The private sector and government aircraft maintenance, repair, overhaul (“MRO”) industry is the backbone providing aircraft inspection and repair capability for general aviation. Companies in this industry provide support services to air transportation companies, such as aircraft inspection, maintenance, repair, and parts overhaul. The personnel performing said services must be certified by the FAA. In addition, the completed work must comply with FAA approval standards to maintain the pre-determined conditions for airworthiness which are required to ensure that passengers and cargo can be safely transported.

The industry is competitive and growing due to the increased global demand for air transportation and the number of new aircraft deliveries versus the number of aging aircraft. An estimated 10-year global growth rate of aircraft in use is 40% spanning the timeframe from 2015-2025. The associated MRO market is also expected to grow 5% from $64.3B to $96B per annum by the year 2025.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting qualified opportunity zone investments, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Market Outlook — Software Development and Sales Industry

The manufacturing industry is struggling to become efficient using the present-day computerized tools to handle the massive amounts of data inherent with modern technology. Sierra can accelerate a company along the path in this quest through the implementation of their software products for manufacturing data processing and management.

Contractual Obligations and Other Long-Term Liabilities

As of December 31, 2021, we did not have any contractual obligations or other long-term liabilities. As of December 31, 2021, there are notes payable in the amount of $5,290,472, of which $5,124,117 is considered long-term.

4

Off-Balance Sheet Arrangements

As of December 31, 2021, we did not have any off-balance sheet arrangements.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once we commence operations. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain.

These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Valuation of Financial Instruments

Proper valuation of financial instruments is a critical component of our financial statement preparation. ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between marketplace participants at the measurement date (i.e., the exit price).

We will categorize our financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the consolidated balance sheets will be categorized based on the inputs to the valuation techniques as follows:

•	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market (examples include active exchange-traded equity securities, listed derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

•	Financial assets and liabilities whose values are based on the following:

o	quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

o	quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);

o	pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and

o	pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (for example, certain mortgage loans).

5

Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include private equity investments, commercial mortgage-backed securities, and long-dated or complex derivatives including certain foreign exchange options and long dated options on gas and power).

The fair values of our financial instruments will be based on observable market prices when available. Such prices will be based on the last sales price on the date of determination, or, if no sales occurred on such day, at the “bid” price at the close of business on such day and if sold short at the “ask” price at the close of business on such day. Interest rate swap contracts will be valued based on market rates or prices obtained from recognized financial data service providers. Generally, these prices will be provided by a recognized financial data service provider.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur. ASC 825 permits the fair value option election on an instrument-by-instrument basis at initial recognition. We will determine the fair value of financial assets and financial liabilities for which the ASC 825 election is made pursuant to the guidance in ASC 820.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO FINANCIAL STATEMENTS

GRASS QOZF, INC.

6

GRASS QOZF, INC.

Consolidated Balance Sheets

as of December 31, 2021 (unaudited) and June 30, 2021 (audited)

	December 31,	June 30,
	2021	2021
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash	$3,490,975	$129,709
Accounts receivable	1,400	–
Accrued interest receivable	33	6
Total current assets	3,492,408	129,715

DEFERRED TAX ASSET, net of valuation allowance	133,172	231,490

PROPERTY AND EQUIPMENT, net of accumulated depreciation	3,666,025	2,261,299

OTHER ASSETS
Credit line receivable	187,283	135,543
Deposits	177,500	–
Intangible assets, net of accumulated amortization	300,450	–
Investments	386,077	386,077
Prepaid loan costs	7,500	7,500
Total other assets	1,058,810	529,120

Total assets	$8,350,415	$3,151,624

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$970,751	$379,222
Accounts payable related party	–	12,000
Accrued interest payable	17,143	24
Advances payable related party	715,000	715,000
Credit cards payable	44,925	31,283
Current portion of long-term debt	166,355	83,334
Prepaid rental income	1,500	–
Total current liabilities	1,915,674	1,220,863

LONG-TERM DEBT	5,124,117	166,666

STOCKHOLDERS' EQUITY
Common stock	48,853	48,717
Additional paid-in-capital for proceeds in excess of par value issued	3,677,053	3,403,690
Accumulated deficit	(2,415,282)	(1,688,312)
Equity attributable to Grass QOZF, Inc. shareholders	1,310,624	1,764,095
Total equity	1,310,624	1,764,095

Total liabilities and stockholders' equity	$8,350,415	$3,151,624

The accompanying notes are an integral part of the financial statements.

F-1

GRASS QOZF, INC.

Unaudited Consolidated Statement of Operations

for the six months ended December 31, 2021 and 2020

(Unaudited)

	July 1, 2021 to	July 1, 2020 to
	December,31	December,31
	2021	2020

REVENUES
Rental income	$8,650	$–

OPERATING AND ADMINISTRATIVE EXPENSES
Advertising	60,317	68,434
Amortization	15,022	–
Automobile and travel	1,333	1,346
Bank service charges	1,323	1,126
Contract labor and payroll	273,441	157,659
Depreciation	6,207	4,344
Dues and subscriptions	–	20,851
Employee retirement	–	4,158
Insurance	53,739	11,844
Licenses and taxes	7,490	2,127
Meals	2,141	2,992
Office expenses	319	949
Postage	597	1,052
Professional fees	127,068	154,377
Property taxes	1,548	–
Rent	30,647	37,167
Repairs and maintenance	1,713	–
Utilities	1,754	–
Total operating expenses	584,659	468,426

Loss from operations	(576,009)	(468,426)

OTHER INCOME (EXPENSE)
Interest income	355	308
Interest expense	(52,998)	(998)
	(52,643)	(690)

Loss before income tax benefit (provision)	(628,652)	(469,116)

INCOME TAX BENEFIT (PROVISION)	(98,318)	7,610

Consolidated net loss	(726,970)	(461,506)

Net loss attributable to non-controlling interests	–	39,127

Net loss	$(726,970)	$(422,379)

The accompanying notes are an integral part of the financial statements.

F-2

GRASS QOZF, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE PERIOD FROM JULY 1, 2021 TO DECEMBER 31, 2021

(Unaudited)

			Additional
	Common Stock		Paid-in	Accumulated	Total
	Shares	Amount	Capital	Deficit	Equity

Balance at June 30, 2021	48,716,146	$48,717	$3,403,690	$(1,688,312)	$1,764,095

Common stock issued	136,750	136	273,363	–	273,499

Net loss	–	–	–	(726,970)	(726,970)

Balance at December 31, 2021	48,852,896	$48,853	$3,677,053	$(2,415,282)	$1,310,624

The accompanying notes are an integral part of the financial statements.

F-3

GRASS QOZF, INC.

Consolidated Statement of Cash Flows

for the six months ended December 31, 2021 and 2020

(Unaudited)

	July 1, 2021 to	July 1, 2020 to
	December,31	December,31
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(726,970)	$(461,506)

Adjustments to reconcile net loss to cash flows used by operating activities
Depreciation	6,207	4,344
Amortization	15,022	–
(Increase) decrease in deferred tax asset	98,318	(7,610)
Changes in certain components of working capital
(Increase) decrease in:
Accounts receivable	(1,400)	–
Accrued interest receivable	(27)	69
Deposits	(177,500)	–
Increase (decrease) in:
Accounts payable	579,529	24,438
Accrued interest payable	17,119	–
Credit cards payable	13,642	–
Prepaid rental income	1,500	–
Net cash used by operating activities	(174,560)	(440,265)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases and construction of property and equipment	(1,410,933)	(4,695)
Purchases of cost basis investments	–	(110,000)
Advances on credit line receivable	(55,000)	(77,500)
Repayments on credit line receivable	3,260	4,330
Net cash used by investing activities	(1,462,673)	(187,865)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	4,750,000	–
Payments of loan fees	(25,000)	–
Proceeds from issuance of common stock	273,499	269,000
Net cash provided by financing activities	4,998,499	269,000

NET INCREASE (DECREASE) IN CASH	3,361,266	(359,130)

CASH, beginning of period	129,709	609,860

CASH, December 31, 2021 and 2020	$3,490,975	$250,730

SUPPLEMENTAL CASH FLOW DATA
Cash paid during period for:
Interest	$36,001	$998
Income taxes	$–	$–

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of common stock in exchange for noncontrolling interest shares	$–	$70,955
Loan fees deducted from loan proceeds	$290,472	$–

The accompanying notes are an integral part of the financial statements.

F-4

GRASS QOZF, INC.

Notes to condensed Consolidated Financial Statements

NOTE 1 -	PRINCIPAL BUSINESS ACTIVITY

Growth-Resources, Assets, Safety, Stability Qualified Opportunity Zone Fund, Inc. (GRASS QOZF) is a Qualified Opportunity Zone Fund organized as a corporation created under the laws of the State of Nevada, which commenced operation on July 24, 2019. Organized under Internal Revenue Code (IRC) § 1400Z, the Fund is the parent of Revolutionary-Asset Growth, Strategies, Solutions Qualified Opportunity Zone Business, Inc. (RAGSS QOZB). The Fund must invest at least 90% of its assets in Qualified Opportunity Zone property.

RAGSS, QOZB, Inc. is a Qualified Opportunity Zone Business (QOZ business) located in Northern Nevada. RAGSS QOZB strategies are to expand and develop existing aviation business, invest in Opportunity Zone Businesses, and provide economic development within a defined Opportunity Zone (OZ), Silver Springs, Reno, and Fernley in Nevada. As a QOZ business, RAGSS plans to manage and operate several other businesses located in the OZ.

Samsarg, Inc. is a Qualified Opportunity Zone Business (QOZ business) located in Northern Nevada. Samsarg, Inc. is a subsidiary of RAGSS, QOZB and is constructing an aircraft hangar in the Silver Springs, Reno, and Fernley opportunity zone.

These financial statements include the results of operations of GRASS QOZF and its affiliates for the period from July 1, 2021, to December 31, 2021, and for the period July 1, 2020, to December 31, 2020.

Opportunity Zones are designed to incentivize new equity investments in low-income communities nationwide offering investors incentives related to the tax treatment of capital gains which are dependent on the longevity of an investors’ stake in a qualified opportunity fund. The three core tax incentives are: temporary deferral of inclusion in taxable income, step-up in basis for deferred capital gains reinvested in an opportunity fund, and permanent exclusion from taxable income of capital gains from the sale or exchange of an investment in an opportunity fund if the investment is held for at least 10 years.

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles.

Principles of Consolidation

The consolidated financial statements include the accounts of the GRASS QOZF, RAGSS QOZB (a wholly owned subsidiary of GRASS QOZF) and Samsarg, Inc. (a wholly owned subsidiary of RAGSS QOZB). All significant intercompany balances and transactions have been eliminated in consolidation.

F-5

GRASS QOZF, INC.

Notes to condensed Consolidated Financial Statements (CONTINUED)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with GAAP for interim financial information and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC). Accordingly, the accompanying unaudited condensed consolidated financial statements do not include all of the information and notes required by GAAP for complete financial statements. It is the opinion of Management that all of the adjustments necessary in order to make the interim financial statements not misleading have been included in the accompanying interim financial statements. Operating results for the six-month period ended December 31, 2021, are not necessarily indicative of the results that may be expected for the year ending June 30, 2022, or any future periods. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2021.

Risks and uncertainties

Contingent liabilities are to be disclosed when the possibility of a future liability is less than probable, but more likely than remote. Under accounting standards, no provision is required for such items if a future transfer of benefits is not probable or cannot be reliably measured. As of December 31, 2021, there were no material contingencies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cost Method Investment

The Company accounts for investments with less than 20% of the decision-making ability over the operations of a partnership, LLC or closely held corporation or investments with no easily determinable fair value, at historical cost (purchase price). If cost exceeds fair value, an impairment loss will be recognized unless the impairment is considered temporary. Declines in fair value below cost will be considered other-than-temporary based on the length of time it will take for the investment’s value to exceed its’ cost compared to the Company’s intent and ability to hold the investment. Ongoing reviews by the Company’s management are based on an assessment of trends in the performance of each underlying investment from the inception date through the most recent valuation date.

Recent accounting pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02 Leases, (Topic 842). The ASU will require assets and liabilities arising from leases, including operating leases to be recognized on the balance sheet. The ASU is effective for annual reporting periods beginning after December 15, 2021, and requires a modified retrospective transition method. The Company still assessing the impact of ASU 2016-02.

F-6

GRASS QOZF, INC.

Notes to condensed Consolidated Financial Statements (CONTINUED)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, we have not determined whether implementation of such proposed standards would be material to our consolidated financial statements.

NOTE 3 -	CONCENTRATION OF CASH

The Company maintains its cash in separate commercial banks. These non-interest-bearing accounts are each insured up to a total of $250,000 at December 31, 2021, and June 30, 2021, by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2021, GRASS QOZF, Inc. was at risk for $3,222,951 of uninsured cash balances. At June 30, 2021, GRASS QOZF, Inc. was not at risk for any uninsured cash balances.

NOTE 4 -	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2021	June 30,2021

Machinery and equipment	$51,152	$51,152
Computer equipment	1,777	1,777
Fernley airfield	394,244	394,244
Fernley airfield hangars	245,000	245,000
Fernley airfield equipment	5,000	5,000
Fernley land	155,756	155,756
Construction-in-progress	2,849,133	1,438,199
	3,702,062	2,291,128
Less accumulated depreciation	36,037	29,829
	$3,666,025	$2,261,299

Construction-in-progress consists of an airplane hangar being constructed in the Silver Springs, Nevada opportunity zone.

Depreciation expense of $6,208 and $4,344 was incurred for the periods ended December 31, 2021, and 2020, respectively.

F-7

GRASS QOZF, INC.

Notes to condensed Consolidated Financial Statements (CONTINUED)

NOTE 5 -	INVESTMENTS

The Company’s investments consist of the following:

	December 31,	Percentage	June 30,	Percentage
	2021	Ownership	2021	Ownership

Galena Hill Systems, Inc., common stock	$375,627	3.90%	$375,627	3.90%
Sierra Software Systems, Inc., common stock	450	45.00%	450	45.00%
Flirtey Inc., common stock	10,000	0.01%	10,000	0.01%
Total investments	$386,077		$386,077

Galena Hill Systems, Inc. is a private entity with its common stock not having a readily determined fair value. Thus, the investment is recorded at its cost basis.

Sierra Software Systems, Inc., Due to the minimal investment and no operations, the Company is accounting for this investment under the cost method.

Flirtey, Inc. is a private entity with its common stock not having a readily determined fair value. Thus, the investment is recorded at its cost basis.

The Company did not receive dividends or earnings during the current period for the investments.

Due to the absence of impairment indicators, impairment has not been calculated for investments, as of December 31, 2021, and June 30, 2021.

Samsarg, Inc. – In September and October 2019, the Company acquired a 49.7% ownership of Samsarg, Inc. (Samsarg). In November 2019, the Company increased its ownership to 73.4%. Between December 2019 and June 30, 2020, the Company purchased and retired Samsarg shares for shares of the Company, which gave the Company an 85% ownership at June 30, 2020.

During the period from July 1, 2020 to December 31, 2020, the Company acquired the remaining shares of Samsarg, Inc.’s stock resulting in complete ownership and control of Samsarg, Inc. through the issuance of 384,000 shares of GRASS common stock. The value associated with these shares was the associated value of the non-controlling interest on the date of the issuance.

Note 6 -	Revolving Line of Credit

On December 26, 2019, RAGSS QOZB (lender) entered into a revolving credit agreement with Sierra Software Systems, Inc. (borrower), a related party, providing for maximum borrowing of $350,000 for a three-year period. Sierra Software Systems received $60,000 in January 2020, $77,500 for the period from July 1, 2020, to December 31, 2020, $10,000 for the period from January 1, 2021, to June 30, 2021, and, $55,000 for the period July 1, 2021, to December 31, 2021. Interest accrues monthly on the aggregate unpaid principal amount at 0.75%. The Company has received repayments of $1,532 of principal and $69 of interest for the period from January 1, 2020, to July 30, 2020, $4,469 of principal and $305 of interest from July 1, 2020, through December 31, 2020, $5,956 of principal and $500 of interest from January 1, 2021 to June 30, 2021 and, $3,260 of principal and $330 of interest from July 1, 2021 to December 31, 2021.

F-8

GRASS QOZF, INC.

Notes to condensed Consolidated Financial Statements (CONTINUED)

Note 7-	INTANGIBLE ASSETS

Intangible assets consist of loan fees associated with notes payable and are amortized over the life of the note. As of December 31, 2021, the Company’s loan fees were $300,450, net of amortization expense of $15,022.

Note 8 -	NOTES PAYABLE

Note payable, John Rice; $250,000 face value; dated June 1, 2021; payable in three (3) equal payments of $83,334 beginning on December 30, 2021, including imputed interest at 0.10% per annum, due December 30, 2023, unsecured.	$250,000

Note payable Prestamos CDFI, LLC; $3,750,000 face value; dated September 2, 2021; interest only payments of $16,156 per month at 5.17% from December 1, 2021 to August 1, 2028, balloon payment of $3,750,000 plus any unpaid interest due June 1, 2028; secured by a security agreement in all assets belonging to the borrower, all accounts and credit cards receivable, instruments, chattel paper, general intangibles, contracts, contract rights and any and all proceeds and collections thereof; and all inventory, goods, merchandise, materials, goods in process, finished goods, packaging and shipping materials, and other personal property. The note contains certain financial covenants, that amongst others, require the Company to maintain a debt service coverage ratio of 1.25 to 1, as well as submitting financial statements within 45 days of the quarter-end, or 90 days following the fiscal year-end and tax returns within 30 days of filing such returns, not to exceed more than 90 days following the fiscal year-end.	3,750,000

Note payable Prestamos CDFI, LLC Bridge Loan; $1,290,472 face value; dated September 7, 2021; monthly interest payments of $5,560 for nine months, then monthly payments of $13,795 for seventy four months and a final balloon payment of $563,205 due October 7, 2028; secured by a security agreement in all assets belonging to the borrower, all accounts and credit cards receivable, instruments, chattel paper, general intangibles, contracts, contract rights and any and all proceeds and collections thereof; and all inventory, goods, merchandise, materials, goods in process, finished goods, packaging and shipping materials, and other personal property. The note contains certain financial covenants, that amongst others, require the Company to maintain a debt service coverage ratio of 1.25 to 1, as well as submitting financial statements within 45 days of the quarter-end, or 90 days following the fiscal year-end and tax returns within 30 days of filing such returns, not to exceed more than 90 days following the fiscal year-end.	1,290,472
5,290,472
Less current portion	(166,355)
$5,124,117

F-9

GRASS QOZF, INC.

Notes to condensed Consolidated Financial Statements (CONTINUED)

Note 8 -	NOTES PAYABLE (CONTINUED)

At December 31, 2021, principal payments on the note are due as follows

2022	$166,355
2023	184,842
2024	106,555
2025	112,197
2026	118,137
Thereafter	4,602,386
$5,290,472

Note 9 -	OBLIGATIONS UNDER OPERATING LEASE

The Company leases land from the Silver Springs Airport in Lyon County Nevada under a lease agreement dated May 8, 2018 and amended on September 11, 2019. The amended lease agreement provides for monthly rents of $4,612 from August 7, 2018, through August 7, 2019, then monthly rents of $5,611 from September 7, 2019, to September 7, 2025. Rents for the balance of the term beginning September 7, 2025, shall be increased every five (5) years based upon the initially agreed annual sum of $65,340 by the average of the annual Consumer Price Index (CPI) for the immediately prior five (5) year period. Due to the uncertainty of future CPI increases, no future minimum lease payments after September 7, 2025, have been calculated.

The Company also leases office space in Reno, Nevada pursuant to an agreement dated April 1, 2020, and renewed on December 1, 2020. The terms of both agreements are for six (6) months and provides for monthly rents of $699.

Future minimum lease payments under the operating leases as of December 31, 2021, for the remaining terms of the leases, and in the aggregate are:

2022	$67,332
2023	67,332
2024	67,332
2025	44,888
$246,884

NOTE 10 -	RELATED PARTY TRANSACTIONS

Between July 1, 2021, and December 31, 2021, Grass QOZF, Inc. purchased common stock from RAGSS, QOZB, Inc. for $140,000.

NOTE 11 -	SUBSEQUENT EVENTS

On January 6, 2022, the Company repaid $1,000,000 to Prestamos CDFI, LLC.

The Company has evaluated subsequent events through March 9, 2022, the date on which the financial statements were available to be issued.

F-10

Item 4.	Exhibits

Index to Exhibits

Number	Exhibit Description

2.1(1)	Articles of Incorporation
2.2(5)	Amended & Restated Bylaws
3.1(1)	Specimen Stock Certificate
4.1(1)	Form of Subscription Agreement
6.1(2)	Revolving Line of Credit Note
6.2(2)	Technology Licensing – Platform Agreement with Capital2Market, LLC dated July 2, 2020
6.3(2)	Consultancy Agreement with Capital2Market Consulting, LLC dated July 7, 2020
6.4(3)	Amendment to Consultancy Agreement with Capital2Market Consulting, LLC dated January 21, 2021
6.6(3)	Amended and Restated Exclusive Placement Agency Agreement with C2M Securities, LLC dated January 21, 2021
6.7(4)	Amendment to Amended and Restated Exclusive Placement Agency Agreement with C2M Securities, LLC dated March 12, 2021
6.8(4)	Amendment to Amended and Restated Exclusive Placement Agency Agreement with C2M Securities, LLC dated March 23, 2021
6.9(4)	Amendment to Amended and Restated Exclusive Placement Agency Agreement with C2M Securities, LLC dated March 30, 2021
6.10(6)	Broker-Dealer Onboarding Agent Engagement Agreement dated effective February 18, 2022 with Rialto Markets LLC

(1) Previously filed with the Company’s Form 1-A filed with the SEC on April 28, 2020.

(2) Previously filed with the Company’s Form 1-A/A filed with the SEC on July 24, 2020.

(3) Previously filed with the Company’s Form 1-A/A filed with the SEC on January 27, 2021.

(4) Previously filed with the Company’s Form 1-A/A filed with the SEC on April 16, 2021.

(5) Previously filed with the Company’s Form 1-U filed with the SEC on June 28, 2021.

(6) Previously filed with the Company’s Post-Qualification Amendment to the Form 1-A with the SEC on March 3, 2022.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized.

GRASS QOZF, Inc.

Date: March 31, 2022	By:	/s/ Don Harmer
Don Harmer
President and Treasurer (Principal Executive Officer and Principal Financial Officer, Principal Accounting Officer)

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